Exhibit 3.1

Amendment to Amended and Restated Bylaws of COMFORCE Corporation Adopted and Effective May 3, 2006

Paragraphs 5 and 6 of Article I of the Company’s Amended and Restated Bylaws are restated in their entirety to read as follows:

5. QUORUM. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of Stockholders.

6. VOTING. In all matters other than the election of Directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the Stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors. Each holder of Common Stock shall be entitled to one vote per share.